Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at April 30, 2011.

As at April 30, 2011
(in millions of Canadian dollars)
Non-Controlling Interest in Subsidiaries(1)
BMO BOaTS — Series D(2)	606
BMO BOaTS — Series E(2)	454
Non-Controlling Interest in Other Subsidiaries	260

Total Non-Controlling Interest in Subsidiaries.	1,320

Subordinated Debt	5,208

Capital Trust Securities(1)
BMO BOaTS — Series C	400

Shareholders’ Equity
Preferred Shares(3)	2,861
Common Shares	7,090
Contributed Surplus	102
Retained Earnings	13,556
Accumulated Other Comprehensive Loss	(1,254)

Total Shareholders’ Equity	22,355

Total Capitalization	29,283

Notes:

(1)	For more information on the classification of Capital Trust Securities, please refer to Note 18 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2010.
(2)	Amounts shown for BMO BoaTS – Series D – and BMO BoaTS – Series E are net of external issuance costs of $5 million and $3 million, respectively, and include distribution liability of $11 million and $7 million, respectively.
(3)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 5, 10, 13, 14, 15, 16, 18, 21, 23 and 25. For more information on the classification of Preferred Shares, please refer to Note 20 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2010, and Note 11 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended April 30, 2011.